ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
24 April to 4 June 2010

4 June 2010

National Grid plc (‘National Grid’)

Publication of Annual Report and Accounts and Financial Timetable 2010/11

—

National Grid has today issued the following documents to shareholders:

• Annual Report and Accounts 2009/10 (HTML and paper copies)

• Performance Summary 2009/10

• Notice of 2010 Annual General Meeting (‘AGM’)

All the above documents (along with associated proxy cards) will shortly be available to the public for inspection at the UKLA Document Viewing Facility at: 25 The North Colonnade, Canary Wharf, London E14 5HS.

In addition, the Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge on request by contacting The Bank of New York Mellon toll free at 1-800-466-7215.

The documents listed above are also available electronically on National Grid’s website at http://www.nationalgrid.com/annualreports/2010/.

—

Note: National Grid’s Financial Timetable for the remainder of the 2009/10 financial year and for 2010/11 is currently scheduled as follows:

9 June 2010	Scrip reference price announced
21 July 2010	Scrip election date for 2009/10 final dividend
Monday 26 July 2010	Interim Management Statement and Annual General Meeting, ICC, Birmingham
18 August 2010	2009/10 final dividend paid to qualifying ordinary shareholders
18 November 2010	2010/11 half year results
1 December 2010	Ordinary shares go ex-dividend
3 December 2010	Record date for 2010/11 interim dividend
8 December 2010	Scrip reference price announced

4 June 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 120,333 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 4 June 2010 consists of 2,617,190,095 ordinary shares, of which 140,972,220 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,476,217,875 shares with voting rights.

The figure of 2,476,217,875 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

1 June 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital from 31 May 2010 consists of 2,617,190,095 ordinary shares, of which 141,092,553 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,476,097,542 shares with voting rights.

The figure of 2,476,097,542 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

28 May 2010

National Grid plc

National Grid plc announces it has repurchased GBP 10,309,000 of the £247,203,000 5.25 per cent. Instruments due June 2011 for cancellation. Following the repurchase the amount of securities outstanding is £236,894,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

21 May 2010

National Grid plc

National Grid plc announces it has repurchased GBP 24,285,000 of the £271,488,000 5.25 per cent. Instruments due June 2011 for cancellation. Following the repurchase the amount of securities outstanding is £247,203,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

20 May 2010

National Grid plc

National Grid plc announces it has repurchased GBP 28,512,000 of the £300,000,000 5.25 per cent. Instruments due June 2011 for cancellation. Following the repurchase the amount of securities outstanding is £271,488,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

18 May 2010

National Grid plc (National Grid)

Notification of Changes in Directors’ Interests
—

Executive Share Option Plan — Lapse of Awards

The Trustee of the National Grid 1996 Employee Benefit Trust late yesterday confirmed that the following awards made to Executive Directors under the National Grid Executive Share Option Plan, in the June 2000 operation of the Plan at 531.5p per share, have lapsed in full, effective at the 31 March 2010 year end:

Director	Number of shares over which award granted- and fully lapsed
Mark Fairbairn	33,489
Nick Winser	19,755

These awards were subject to a performance condition. However the performance condition was not satisfied.

The total share interests of the above directors, following these changes, are:

Mark Fairbairn	634,104

Nick Winser	719,093

17 May 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, Monday 17th May 2010,
29,960 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 17 May 2010 consists of 2,617,190,095 ordinary shares, of which 141,092,553 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,476,097,542 shares with voting rights.

The figure of 2,476,097,542 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

11 May 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, yesterday, Monday 10th May 2010,
68,858 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 10 May 2010 consists of 2,617,190,095 ordinary shares, of which 141,122,513 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,476,067,582 shares with voting rights.

The figure of 2,476,067,582 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

10 May 2010

National Grid plc (“NG”)

Notification of Directors’ Interests

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 46,160 NG ordinary shares under the scheme was confirmed by the Trustee on Friday 7th May, the shares having been purchased in the market on 7th May 2010, at a price of 603 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	21 Ordinary Shares
Steven Holliday	21 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	667,593 Ordinary Shares
Steven Holliday	1,325,618 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 21 shares purchased by the SIP Trustee for his partner.

6 May 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today
35,886 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 6 May 2010 consists of 2,617,190,095 ordinary shares, of which 141,191,371 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,475,998,724 shares with voting rights.

The figure of 2,475,998,724 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

4 May 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at 30 April 2010 consists of 2,617,190,095 ordinary shares, of which 141,227,257 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,475,962,838 shares with voting rights.

The figure of 2,475,962,838 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

27 April 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today
147,627 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 27 April 2010 consists of 2,617,190,095 ordinary shares, of which 141,227,257 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,475,962,838 shares with voting rights.

The figure of 2,475,962,838 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226